                                                ================================
                                                          OMB APPROVAL
                                                ================================
                                                  OMB Number: 3235-0145
                                                  Expires: December 31, 1997
                                                  Estimated average burden
                                                  hours per response. . . .14.90
                                                ================================



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2) *


                               MPSI Systems Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   553412207
--------------------------------------------------------------------------------
                                (CUSIP Number)

            Cheryl Sorokin, Executive Vice President and Secretary
         BankAmerica Corporation, Corporate Secretary's Office #13018
                555 California Street, San Francisco, CA 94104
                                (415) 622-3530
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 1, 1997
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [___].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership five percent or less of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------------
CUSIP No. 553412207                                                 Page 2 of 13
-------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Robertson Stephens Orphan Fund
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        [_]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
                                         0
            SHARES              ------------------------------------------------
                                 8       SHARED VOTING POWER
         BENEFICIALLY
                                         252,887
           OWNED BY             ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
             EACH
                                         0
           REPORTING            ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
          PERSON WITH
                                         252,887
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           252,887
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [_]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                 SCHEDULE 13D
------------------------
CUSIP No. 553412207                                                 Page 3 of 13
------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bayview Investors, Ltd.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        [_]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                ------------------------------------------------
           NUMBER OF             8       SHARED VOTING POWER

            SHARES                       252,887 shares (Includes shares held by
                                         The Robertson Stephens Orphan Fund of
         BENEFICIALLY                    which Bayview Investors, Ltd. and
                                         Robertson Stephens & Company Investment
           OWNED BY                      Management, L.P. are partners.)
                                ------------------------------------------------
             EACH                9       SOLE DISPOSITIVE POWER

           REPORTING                     0
                                ------------------------------------------------
          PERSON WITH            10      SHARED DISPOSITIVE POWER

                                         252,887
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           252,887
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [_]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                 SCHEDULE 13D
-------------------------
CUSIP No. 553412207                                                 Page 4 of 13
-------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robertson, Stephens & Company Investment Management, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        [_]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                ------------------------------------------------
           NUMBER OF             8       SHARED VOTING POWER

            SHARES                       252,887 shares (Includes shares held by
                                         The Robertson Stephens Orphan Fund of
         BENEFICIALLY                    which Bayview Investors, Ltd. and
                                         Robertson Stephens & Company Investment
           OWNED BY                      Management, L.P. are partners.)
                                ------------------------------------------------
             EACH                9       SOLE DISPOSITIVE POWER

           REPORTING                     0
                                ------------------------------------------------
          PERSON WITH            10      SHARED DISPOSITIVE POWER

                                         252,887
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           252,887
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [_]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IA
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                 SCHEDULE 13D
------------------------
CUSIP No. 553412207                                                 Page 5 of 13
------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bayview Holdings, Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        [_]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                ------------------------------------------------
                                 8       SHARED VOTING POWER

                                         252,887 (Includes shares held by The
           NUMBER OF                     Robertson Stephens Orphan Fund of which
                                         Robertson, Stephens & Company
            SHARES                       Investment Management, L.P. and Bayview
                                         Investors, Ltd. are general partners.
         BENEFICIALLY                    Bayview Holdings, Inc. is managing
                                         member of Robertson, Stephens & Company
           OWNED BY                      Private Equity Group, L.L.C. which is
                                         general partner of Bayview Investors,
             EACH                        Ltd. Bayview Holdings, Inc. is general
                                         partner of Robertson, Stephens &
           REPORTING                     Company Investment Management, L.P.)
                                ------------------------------------------------
          PERSON WITH            9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         252,887
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           252,887
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [_]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                 SCHEDULE 13D
-------------------------
CUSIP No. 553412207                                                 Page 6 of 13
-------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robertson Stephens Investment Management Co.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        [_]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                ------------------------------------------------
                                 8       SHARED VOTING POWER

                                         252,887 (Includes shares held by The
                                         Robertson Stephens Orphan Fund of which
                                         Robertson, Stephens & Company
           NUMBER OF                     Investment Management, L.P. and Bayview
                                         Investors, Ltd. are general partners.
            SHARES                       Bayview Holdings, Inc. is managing
                                         member of Robertson, Stephens & Company
         BENEFICIALLY                    Private Equity Group, L.L.C. which is
                                         general partner of Bayview Investors,
           OWNED BY                      Ltd. Bayview Holdings, Inc. is general
                                         partner of Robertson, Stephens &
             EACH                        Company Investment Management, L.P.
                                         Robertson Stephens Investment
           REPORTING                     Management Co. owns Bayview Holding,
                                         Inc.)
          PERSON WITH           ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         252,887
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           252,887
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [_]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                 SCHEDULE 13D
-------------------------
CUSIP No. 553412207                                               Page 7 of 13
-------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BankAmerica Corporation
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        [_]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                ------------------------------------------------
                                 8       SHARED VOTING POWER

                                         252,887 (Includes shares held by The
                                         Robertson Stephens Orphan Fund of which
           NUMBER OF                     Robertson, Stephens & Company
                                         Investment Management, L.P. and Bayview
            SHARES                       Investors, Ltd. are general partners.
                                         Bayview Holdings, Inc. is managing
         BENEFICIALLY                    member of Robertson, Stephens & Company
                                         Private Equity Group, L.L.C. which is
           OWNED BY                      general partner of Bayview Investors,
                                         Ltd. Bayview Holdings, Inc. is general
             EACH                        partner of Robertson, Stephens &
                                         Company Investment Management, L.P.
           REPORTING                     BankAmerica Corporation wholly owns
                                         Robertson Stephens Investment
          PERSON WITH                    Management Co. which owns Bayview
                                         Holdings, Inc.)
                                ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         252,887
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           252,887
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [_]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

                                 SCHEDULE 13D
-----------------------
CUSIP No. 553412207                                                 Page 8 of 13
-----------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robertson, Stephens & Company Private Equity Group, L.L.C.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        [_]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                ------------------------------------------------
                                 8       SHARED VOTING POWER
           NUMBER OF
                                         252,887 (Includes 252,887 shares held
            SHARES                       by The Robertson Stephens Orphan Fund
                                         of which Robertson, Stephens & Company
         BENEFICIALLY                    Investment Management, L.P. and Bayview
                                         Investors, Ltd. are general partners.
           OWNED BY                      Robertson, Stephens & Company Private
                                         Equity Group, L.L.C. is general partner
             EACH                        of Bayview Investors, Ltd. Bayview
                                         Holdings, Inc. is managing member of
           REPORTING                     Robertson, Stephens & Company Private
                                         Equity Group, L.L.C.)
          PERSON WITH           ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         252,887
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           252,887
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [_]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION)

CUSIP No. 553412207                                                 Page 9 of 13

Item 1.  Security and Issuer.
         --------------------

         This Amended Schedule 13D is filed with respect to the Common Stock of MPSI Systems Inc. (the "Company"), 8282 South Memorial Drive, Tulsa, Oklahoma 74133.

Item 2.  Identity and Background.
         ------------------------

         This Amended Schedule 13D is filed on behalf of The Robertson Stephens Orphan Fund ("Orphan"), Robertson, Stephens & Company Investment Management, L.P. ("Investment Adviser"), Bayview Investors, Ltd. ("Bayview"), Robertson, Stephens & Company Private Equity Group, L.L.C. ("Private Equity Group"), Bayview Holdings, Inc. ("Bayview Holdings"), BankAmerica Corporation ("Bank"), and Robertson Stephens Investment Management Co. ("Robertson Parent"), collectively known as the Filing Parties.

         This Amended Schedule 13D relates to the direct beneficial ownership in the shares of the Company by Orphan and the indirect beneficial ownership of Investment Adviser, Bayview, Bayview Holdings, Bank, and Robertson Parent in the shares of the Company held by Orphan.

I.     (a)    Orphan is a California limited partnership. Investment Adviser and
              Bayview are the general partners.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    investments in securities


II.    (a)    Bayview is a California limited partnership and general partner of
              Orphan.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    investments in securities


III.   (a)    Investment Adviser is a California limited partnership. It is general partner to Orphan.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    registered investment advisor


IV.    (a)    Bayview Holdings is a Delaware corporation. Bayview Holdings, a wholly owned subsidiary of Robertson Parent, is the general partner of Investment Adviser.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104
              (principal office and principal place of business)

       (c)    holding company

CUSIP No. 553412207                                                Page 10 of 13

V.     (a)    Bank is a Delaware corporation.  It wholly owns Robertson Parent.

       (b)    Corporate Secretary's Office #13018
              555 California Street
              San Francisco, CA 94104
              (principal office and principal place of business)

       (c)    bank holding company

VI.    (a)    Robertson Parent is a Delaware corporation. It is wholly owned by
              Bank. It owns Bayview Holdings.

       (b)    Corporate Secretary's Office #13018
              555 California Street
              San Francisco, CA 94104
              (principal office and principal place of business)

       (c)    holding company

VII.   (a)    Private Equity Group is a Delaware limited liability company. It is general partner of Bayview Investors, Ltd. Bayview Holdings is managing member of Private Equity Group.

       (b)    555 California Street, Suite 2600
              San Francisco, CA  94104

       (c)    holding company

         Certain information regarding the directors and executive officers of the Filing Parties is set forth in Exhibit B attached hereto.

         During the last five years, neither the entities mentioned above, nor, to their best knowledge, any person named in Exhibit B attached hereto, has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Bank incorporates by reference the material under Item 3, "Legal Proceedings," in its Annual Report on Form 10-K for the year ended December 31, 1996, and the material in its Current Report on Form 8-K for May 5, 1997 (File No. 1-7377).

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The securities with respect to which this Amended Schedule 13D is filed were purchased by The Robertson Stephens Orphan Fund using working capital contributed by its partners.

Item 4.  Purpose of Transaction.
         ----------------------

         This filing is being made to report the beneficial ownership of securities held by Robertson Stephens which may be imputed to Bank and certain of its subsidiaries due to Bank's recent acquisition of that company. The filing of this statement shall not be construed as an admission that Bank, Bayview Holdings, or Robertson Parent is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

         The securities were purchased by the Fund in the ordinary course of business and not with the intention nor effect of changing or influencing control of the Company. The reporting persons may sell all or

CUSIP No. 553412207                                                Page 11 of 13

part or acquire additional securities of the Company depending on market conditions and other economic factors.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) (b) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Amended Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:


                                         No. of Shares
      Name of Beneficial Owner(1)      Beneficially Owned   Percentage of Class
      ---------------------------      ------------------   -------------------
Orphan                                      252,887                9.0%

Bayview                                     252,887                9.0%

Investment Adviser                          252,887                9.0%

Bayview Holdings                            252,887                9.0%

Bank                                        252,887                9.0%

Robertson Parent                            252,887                9.0%

Private Equity Group                        252,887                9.0%


(1) As reflected in the cover pages, which are incorporated by reference, certain of the reporting parties may be deemed to have beneficial ownership of holdings of the Fund due to their management of portfolio investments for the Fund, or due to their ownership of entities which provide such management.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         See Item 5.


Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

              Exhibit A  - Joint Filing Agreement
              Exhibit B  - Directors and Executive Officers (or persons serving in similar capacities) of the Filing Parties

CUSIP No. 553412207                                                Page 12 of 13


Signature.
---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 1997



         THE ROBERTSON STEPHENS ORPHAN FUND, A CALIFORNIA LIMITED PARTNERSHIP*

         BAYVIEW INVESTORS, LTD., A CALIFORNIA LIMITED PARTNERSHIP*

         ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP*

         ROBERTSON, STEPHENS & COMPANY PRIVATE EQUITY GROUP, L.L.C.*

         BAYVIEW HOLDINGS, INC.*

         BANKAMERICA CORPORATION*

         ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*



*By:          /s/  JEFFREY R. LAPIC

              Jeffrey R. Lapic
              Assistant General Counsel of
              Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact

CUSIP No. 553412207                                                Page 13 of 13


                                    Exhibit A

                             Joint Filing Agreement


         The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Date:  October 10, 1997

         THE ROBERTSON STEPHENS ORPHAN FUND, A CALIFORNIA LIMITED PARTNERSHIP*

         BAYVIEW INVESTORS, LTD., A CALIFORNIA LIMITED PARTNERSHIP*

         ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP*

         BAYVIEW HOLDINGS, INC.*

         ROBERTSON, STEPHENS & COMPANY PRIVATE EQUITY GROUP, L.L.C.*

         BANKAMERICA CORPORATION*

         ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*



*By:          /s/  JEFFREY R. LAPIC

              Jeffrey R. Lapic
              Assistant General Counsel of
              Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact

                                   EXHIBIT B

             Directors and Executive Officers of Reporting Parties



                            BankAmerica Corporation

     The following table sets forth information regarding the executive officers and directors of BankAmerica Corporation (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom owns Common Stock of Forstmann & Company, Inc.


*Joseph F.               1955 North Surveyor Ave.       Chairman of the Board and CEO
 Alibrandi               Simi Valley, CA  93063         Whittaker Corporation
                                                        (principal business: aerospace manufacturing)

*Peter B.                270 Lafayette Circle           Chairman of the Board and
 Bedford                 Lafayette, CA  94549           Chief Executive Officer
                                                        Bedford Property Investors, Inc.
                                                        (principal business: real estate investment trust)

 Kathleen J.             555 California Street          Vice Chairman and Personnel Relations Officer
 Burke                   San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

*Richard A.              123 Mission St.                Retired
 Clarke                  San Francisco, CA  94106

*David A.                555 California Street          Chairman of the Board, President
 Coulter                 San Francisco, CA  94104       and Chief Executive Officer
                                                        Bank of America NT&SA
                                                        (principal business: banking and finance)

*Timm F.                 c/o Hallmark Cards, Inc.       Retired
 Crull                   1024 E. Balboa Blvd.
                         Newport Beach, CA  92661

*Kathleen                147 Clifton Street             President
 Feldstein               Belmont, MA  02178             Economics Studies, Inc.
                                                        (principal business: economics consulting)

*Donald E.               Pacific Telesis Center         Chairman Emeritus
 Guinn                   130 Kearny St.                 Pacific Telesis Group
                         San Francisco, CA  94108       (principal business: telecommunications)

*Frank L.                2726 Shelter Island Dr.        Consulting Architect
 Hope                    San Diego, CA  92106           (principal business: architecture)

 H. Eugene               555 California Street          President, Global Retail Bank
 Lockhart                San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

*Walter E.               Office of the President        President
 Massey                  830 Westview Drive, S.W.       Morehouse College
                         Atlanta, GA  30314             (principal business: education)

 Jack L.                 555 California Street          Vice Chairman
 Meyers                  San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

 Michael J.              555 California Street          President, Global Wholesale Bank
 Murray                  San Francisco, CA  94104       Bank of America NT&SA
                                                        (principal business: banking and finance)

 Michael E.              555 California Street          Vice Chairman and
 O'Neill                 San Francisco, CA  94104       Chief Financial Officer
                                                        Bank of America NT&SA
                                                        (principal business: banking and finance)

*John M.                227 West Monroe Street          Of counsel, Wachtell, Lipton, Rosen & Katz
 Richman                Chicago, IL  60606              (principal business: law)

*Sanford Robertson      555 California Street           (principal business: banking and finance)
                        San Francisco, CA  94104

*Richard M.             555 California Street           Retired
 Rosenberg              San Francisco, CA  94104

*A. Michael             Memorial Way, Room 140          Dean of Graduate School of Business
 Spence                 Stanford, CA  94305             Stanford University
                                                        (principal business: education)

 Martin A.              555 California Street           Vice Chairman
 Stein                  San Francisco, CA  94104        Bank of America NT&SA
                                                        (principal business: banking and finance)

*Solomon D.             1801 California Street          President and Chief Executive Officer
 Trujillo               Denver, CO  80202               US West Communications Group
                                                        (principal business: communication)

                                   EXHIBIT B

             Directors and Executive Officers of Reporting Parties

                 Robertson Stephens Investment Management Co.



     The following table sets forth information regarding the executive officers and directors of Robertson Stephens Investment Management Co. (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

*    Michael J.      555 California Street      Chairman and President,
     Murray          San Francisco, CA  94104   Robertson Stephens Investment Management Co.
                                                (holding company)

                                                        and

                     555 California Street      President, Global Wholesale Bank
                     San Francisco, CA  94104   Bank of America NT&SA
                                                (principal business: banking and finance)


                            Bayview Holdings, Inc.



     The following table sets forth information regarding the executive officers and directors of Bayview Holdings, Inc. (directors indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

*    G. Randall      555 California Street      Chairman of the Board and President
     Hecht           San Francisco, CA  94104   Bayview Holdings, Inc.
                                                (principal business: holding company)

     Terry R. Otton  555 California Street     Vice President and Chief Financial Officer
                     San Francisco, CA  94104  Bayview Holdings, Inc.
                                               (principal business: holding company)

                                                       and

                     555 California Street     Managing Director
                     San Francisco, CA  94104  BancAmerica Robertson Stephens
                                               (principal business: holding company)

                        BancAmerica Robertson Stephens


     The following table sets forth information regarding the executive officers and directors of Bayview Holdings, Inc. (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom own securities of the issuer referred to in the attached filing.

     Keith C. Barnish     555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Walter J.            555 California Street     Senior Managing Director
     Bloomenthal          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Gregg H. Byers       555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     Gideon Y.            555 California Street     Senior Managing Director
     Cohen                San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Mark S.              555 California Street     Senior Managing Director
     Dawley               San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Robert L. Emery      555 California Street     Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Martin               555 California Street     Senior Managing Director
     Essenberg            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Gene S.              555 California Street     Senior Managing Director
     Evenskaas            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Alison L. Falls      555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Zed S. Francis, III  555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     David J.             555 California Street     Senior Managing Director
     Fullerton            San Francisco, CA  94104  (principal business: securities brokerage,


                                                    investment banking)

     Jonathan Hakala      555 California Street     Senior Managing Director
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    David Halstead       555 California Street     (principal business: securities brokerage,
                          San Francisco, CA  94104  investment banking)

     Gregory V.           555 California Street     Senior Managing Director
     Johnson              San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    H. David Johnson     555 California Street     Senior Managing Director, Chief Operating Officer,
                          San Francisco, CA  94104  Chief Financial Officer and Secretary
                                                    (principal business: securities brokerage,
                                                    investment banking)

*    Michael G.           555 California Street     Managing Director
     McCaffery            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Steven T.            555 California Street     Senior Managing Director
     Monahan, Jr.         San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Katherine            555 California Street     Senior Managing Director
     Pattison             San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Robert T.            555 California Street     Chairman of the Board
     Slaymaker            San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

     Michael A.           555 California Street     Senior Managing Director
     Smith                San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Anthony J.           555 California Street     Senior Managing Director
     Taddey               San Francisco, CA  94104  (principal business: securities brokerage, investment banking)

*    Charles B. Truett    555 California Street     Senior Credit Officer
                          San Francisco, CA  94104  (principal business: securities brokerage, investment banking)